NEWS RELEASE                                                                                             RUBICON
                                                                                                    MINERALS CORPORATION

TORONTO STOCK EXCHANGE  SYMBOL: RMX                                  OTCBB SYMBOL: RUBIF                         PR03-29
OCTOBER 2,  2003

RUBICON MINERALS STRIKES NEW RED LAKE, ONTARIO AGREEMENTS WITH ANGLOGOLD

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX) is pleased to announce that the Company has entered into agreements with AngloGold (Canada) Exploration Company (“AngloGold”) to restructure their respective companyd land holdings in the prolific Red Lake gold belt of Ontario.  The parties have agreed to the following property arrangements:

1)     AngloGold will acquire a 100% interest in certain Rubicon properties in the area of, and including the Rivard project, located at the west end of the Red Lake belt, subject to a 1.75% NSR royalty granted to Rubicon.

2)     Rubicon will acquire a 100% interest in all other (former RLJV) properties subject to a sliding scale NSR royalty to AngloGold of 1.75% NSR at a gold price less than $450 per ounce and a 2% NSR at a gold price equal to or greater than $450 per ounce excepting certain claims located in the north part of the belt in which AngloGold will be granted a sliding scale NSR royalty of 2% at a gold price less than $US450 per ounce and 2.5% at a gold price equal to or greater than US$450 per ounce. In the event of a positive production decision to place a mine into production on Rubicon-acquired properties, Rubicon will make a one-time payment to AngloGold of the greater of US$2 million or 1.5 million common shares of the Company.

Following this re-organization, Rubicon will control a 100% interest in:

  the DMC target area where a four kilometre long ultramafic body has been documented by RLJV programs. Known gold deposits in the camp show a close spatial relationship to ultramafic bodies and the new DMC ultramafic is thus considered a prime exploration target. The DMC has yielded new gold discoveries where explored to date. These are open for follow up and much of the DMC ultramafic target remains untested by drilling, extensive land holdings in the north Red Lake area, adjacent to, and on strike of, the recent Planet Exploration/Goldcorp gold discovery. These include claims located less than 200 metres from the area of current Planet/Goldcorp drilling. Data from the area are interpreted by Rubicon to indicate that considerable down-dip potential for gold mineralization may exist on the adjoining 100% Rubicon claims.

  a key land position adjacent to, and on strike with, the East Bay trend Wolfden/Placer Dome property. Public data suggest that the favourable structures hosting gold mineralization may dip onto the Rubicon property at moderate depth (<300 metres) and strike onto Rubicon’s large property position. Drill targets have been established on the project.

  the Slate Bay target where new copper-gold porphyry style mineralization has been documented in preliminary diamond drilling which is open for follow up.

  a district scale property package now under Rubicon control which contains a number of other priority target areas where diamond drill targets have been established.

The agreements are subject to applicable regulatory approvals. A map showing the reorganized land holdings is posted on the Company’s website at www.rubiconminerals.com.

David Adamson said, “These agreements bring about an important new stage in the evolution of our project holdings in Red Lake.  We inherit a multi million dollar geological and geophysical database on the newly acquired properties which we will use to plan future work. We anticipate realizing an increase in diamond drilling on Rubicon properties through a combination of new partnerships and our own exploration. Expressions of interest have been received from several major companies.”

RUBICON MINERALS CORPORATION
David W. Adamson

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President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations  Toll free: 1.866.365.4706  E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 888–1100 Melville Street, Vancouver BC  CANADA  V6E 4A6
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The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual
results to differ materially from  targeted results.   Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The Company relies upon litigation protection for forward looking statements